UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bankwell Financial Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

06654A103

(CUSIP Number)

Mitchell Lampert, Esq.

Robinson & Cole, LLP

1055 Washington Blvd.

Stamford, Ct. 06901

(203) 462-7559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06654A103	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James A. Fieber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER * 465,127 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER * 465,127
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,127*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.07% **
14.	TYPE OF REPORTING PERSON (see instructions) IN

* The number of shares over which the Reporting Person has sole voting and dispositive power includes (i) 192,144 shares of Common Stock owned by the Reporting Person, of which 2,800 shares are subject to certain vesting requirements as reported in Item 3 below; (ii) 7,745 shares of Common Stock issuable upon exercise of options granted to the Reporting Person; and (iii) 265,238 shares of Common Stock owned by a trust of which the Reporting Person is Trustee.

** Calculated based on 6,579,096 shares of the common stock, no par value, of Bankwell Financial Group, Inc. outstanding as of May 15, 2014, as reported in Bankwell Financial Group, Inc.’s Prospectus dated May 15, 2014 and filed with the SEC May 16, 2014 pursuant to Rule 424(b)(4).

CUSIP No. 06654A103	13D	Page 3 of 4 Pages

This Amendment No. 1 amends the Schedule 13D filed by James A. Fieber on May 20, 2014 with respect to ownership of shares of the common stock, par value $1.00 (the “Common Stock”), of Bankwell Financial Group, Inc., a Connecticut corporation (the “Company”) (as previously filed, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”). The Company’s Common Stock is listed on The NASDAQ Stock Market under the symbol “BWFG”. Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended by replacing Item 4 in the Existing Schedule 13D with the following disclosure in Item 4 of this Schedule 13D:

The Reporting Person acquired and currently holds the shares of the Company’s Common Stock, as described herein, for investment purposes. The Reporting Person believed that the shares, when purchased, represented an attractive investment opportunity

The Reporting Person is a Director of the Company. He does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D, with the exception that the Reporting Person owns warrants that grant the Reporting Person the right, but not the obligation, to acquire up to 20,682 shares of Common Stock during the period commencing on October 1, 2014 and terminating on December 1, 2014 (the “Warrants”). Since the Warrants are not exercisable during the sixty (60) day period immediately following the date on which this Schedule 13D was filed, the shares of Common Stock that may be issued upon exercise of the Warrant have not been included in the calculation of the Reporting Person’s ownership on this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended by replacing Item 6 in the Existing Schedule 13D with the following disclosure in Item 6 of this Schedule 13D:

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, other than as disclosed in the Warrant Agreement attached here to as Exhibit 4.1.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby amended by replacing Item 7 in the Existing Schedule 13D with the following disclosure in Item 7 of this Schedule 13D:

The following Exhibits are filed as Exhibits herewith:

4.1 Warrant Agreement and Extension Letter

CUSIP No. 06654A103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2014

JAMES A. FIEBER

By:	/s/ James A. Fieber